Exhibit 12
EL PASO CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in Millions)

	For the Years Ended December 31,

	2001	2002	2003	2004	2005

Earnings
Pre-tax loss from continuing operations	$(236)	$(1,987)	$(1,089)	$(815)	$(991)
Minority interests in consolidated subsidiaries	218	203	55	65	13
Earnings from equity investees	(437)	214	(363)	(546)	(342)

Pre-tax loss from continuing operations before adjustment for minority interests in consolidated subsidiaries, preferred returns on consolidated subsidiaries and earnings from equity investees	(455)	(1,570)	(1,397)	(1,296)	(1,320)
Fixed charges	1,457	1,565	1,913	1,750	1,444
Distributed income of equity investees	287	257	345	335	279
Capitalized interest	(63)	(28)	(31)	(39)	(45)
Preferred returns on consolidated subsidiaries	(218)	(203)	(55)	(79)	(13)

Total earnings available for fixed charges	$1,008	$21	$775	$671	$345

Fixed charges
Interest and debt expense	$1,212	$1,326	$1,823	$1,640	$1,413
Interest component of rent	27	36	35	31	18
Preferred returns on consolidated subsidiaries	218	203	55	79	13

Total fixed charges	$1,457	$1,565	$1,913	$1,750	$1,444

Ratio of earnings to fixed charges(1)	—	—	—	—	—

Fixed charges
Interest and debt expense	$1,212	$1,326	$1,823	$1,640	$1,413
Interest component of rent	27	36	35	31	18
Preferred returns on consolidated subsidiaries	218	203	55	79	13
Preferred stock dividend of parent	—	—	—	—	27

Total fixed charges	$1,457	$1,565	$1,913	$1,750	$1,471

Ratio of combined earnings to fixed charges and preferred stock dividends(2)	—	—	—	—	—

(1)	Earnings were inadequate to cover fixed charges by $1,099 million, $1,079 million, $1,138 million, $1,544 million and $449 million for the years ended December 31, 2005, 2004, 2003, 2002 and 2001.
(2)	Earnings were inadequate to cover fixed charges by $1,126 million, $1,079 million, $1,138 million, $1,544 million and $449 million for the years ended December 31, 2005, 2004, 2003, 2002 and 2001.

For purposes of computing these ratios, earnings means pre-tax income (loss) from continuing operations before:
    — minority interests in consolidated subsidiaries;
    — earnings from equity investees, adjusted to reflect actual distributions from equity investments; and
    — fixed charges;
less:
    — capitalized interest; and
    — preferred returns on consolidated subsidiaries.

Fixed charges means the sum of the following:
    — interest costs, not including interest on rate refunds;
    — amortization of debt costs;
    — that portion of rental expense which we believe represents an interest factor; and
— preferred stock dividends and preferred returns on consolidated subsidiaries.